Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of

Caledonia Mining Corporation Plc (the “Corporation”)

May 7, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The reappointments of the following persons as directors of the Corporation.	Carried (on a show of hands)

Nominee	Vote type	Voted	%
Mark Learmonth	For	9,330,854	98.51%
	Against	141,224	1.49%
	Abstain	2,482,399	-
John Kelly	For	9,290,256	85.50%
	Against	1,575,012	14.50%
	Abstain	1,089,209	-
Johan Holtzhausen	For	10,754,750	90.11%
	Against	1,179,923	9.89%
	Abstain	19,804	-
Nick Clarke	For	11,824,420	99.08%
	Against	109,952	0.92%
	Abstain	20,105	-
Geralda Wildschutt	For	11,813,872	99.00%
	Against	119,291	1.00%
	Abstain	21,314	-

Gordon Wylie	For	11,882,046	99.57%
	Against	51,831	0.43%
	Abstain	20,600	-
Victor Gapare	For	11,815,125	99.00%
	Against	118,953	1.00%
	Abstain	20,399	-
Tariro Gadzikwa	For	11,906,355	99.78%
	Against	26,548	0.22%
	Abstain	21,574	-

2.   The reappointment of BDO South Africa Inc as auditor of the Corporation for the ensuing year and authorizing the directors to set the auditor’s remuneration was approved unanimously by way of a show of hands.

3.   The reappointments of Johan Holtzhausen, Gordon Wylie, Geralda Wildschutt and Tariro Gadzikwa as members of the Audit Committee were approved unanimously by way of a show of hands.

Dated May 7, 2024